Exhibit 99.2

Consolidated Financial Statements
(Expressed in thousands of Canadian dollars)

WESTPORT INNOVATIONS INC.

Three months ended June 30, 2009 and 2008

WESTPORT INNOVATIONS INC.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

	June 30,	March 31,
	2009	2009
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$33,089	$39,043
Short-term investments	30,445	43,576
Accounts receivable	8,814	6,417
Loan receivable (note 9(a))	12,442	11,234
Inventories (note 3)	14,411	13,982
Prepaid expenses	1,175	1,387
Current portion of future income tax assets	4,395	4,451
	104,771	120,090
Long-term investments (note 4)	2,026	1,935

Equipment, furniture and leasehold improvements, net	7,261	7,712

Intellectual property, net	396	430

Future income tax assets	4,853	5,337

	$119,307	$135,504

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$9,062	$14,359
Current portion of deferred revenue	753	546
Demand instalment loan	4,306	4,642
Short-term debt	1,489	1,614
Current portion of long-term debt (note 5)	17	17
Current portion of warranty liability	11,427	12,222
	27,054	33,400
Warranty liability	11,231	12,369
Long-term debt (note 5)	11,671	11,353
Deferred lease inducements	249	284
Deferred revenue	4,826	4,537
Joint Venture Partners’ share of net assets of joint ventures (note 9(c))	12,260	12,603
	67,291	74,546
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
32,080,124 (2009 - 32,040,540) common shares	312,149	311,855
Other equity instruments (note 7)	12,858	12,319
Additional paid in capital	5,221	5,263
Deficit	(281,074)	(271,885)
Accumulated other comprehensive income	2,862	3,406
	52,016	60,958

	$119,307	$135,504

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Operations (unaudited)
(Expressed in thousands of Canadian dollars, except share and per share amounts)

	Three months ended
	June 30
	2009	2008

Product revenue	$19,329	$21,428
Parts revenue	5,614	4,081
	24,943	25,509

Cost of revenue and expenses:
Cost of revenue	18,547	17,170
Research and development (notes 7 and 8)	6,756	7,163
General and administrative (note 7)	2,621	1,462
Sales and marketing (note 7)	3,787	2,595
Foreign exchange loss (gain)	(290)	(92)
Depreciation and amortization	519	376
Bank charges, interest and other	88	105
	32,028	28,779

Loss before undernoted	(7,085)	(3,270)

Loss from investment accounted for by the equity method (note 4(b))	(339)	(80)
Interest on long-term debt and amortization of discount	(658)	-
Interest and other income	125	303
Gain on sale of investments (note 4(a))	-	3,813

Income (loss) before income taxes and Joint Venture Partners’ share of income from joint ventures	(7,957)	766

Income tax recovery (expense):
Current	(925)	(101)
Future	270	(2,565)
	(655)	(2,666)

Net loss before Joint Venture Partners’ share of income from joint ventures	(8,612)	(1,900)

Joint Venture Partners’ share of net income from joint ventures (note 9)	(577)	(1,564)

Net loss for the period	$(9,189)	$(3,464)

Loss per share:
Basic	$(0.29)	$(0.13)
Diluted	$(0.29)	$(0.13)

Weighted average common shares outstanding:
Basic	32,049,294	27,443,257
Diluted	32,049,294	27,443,257

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended
	June 30
	2009	2008

Loss for the period	$(9,189)	$(3,464)

Other comprehensive income (loss)
Unrealized gain (loss) on available for sale securities, net of tax of $54 (2008 -$338)	376	(1,717)
Reclassification of net realized gains on available for sale securities to net loss, net of tax of $Nil (2008 - $676)	-	(3,137)
Cumulative translation adjustment	(920)	(77)

	(544)	(4,931)

Comprehensive loss	$(9,733)	$(8,395)

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Shareholders’ Equity  (continued)
(Expressed in thousands of Canadian dollars, except share amounts)

Year ended March 31, 2009 (audited) and for the three months ended June 30, 2009 (unaudited)

						Accumulated
						other	Total
	Common	Share	Other equity	Additional paid	Accumulated	comprehensive	shareholders’
	shares	capital	Instruments	in capital	Deficit	income	Equity

Balance, March 31, 2008	27,416,993	$258,202	$3,079	$5,097	$(247,460)	$10,878	$29,796
Issue of common shares on exercise of stock options	104,669	939	-	(357)	-	-	582

Issue of common shares on exercise of performance share units	3,947	23	(23)	-	-	-	-
Issue of common shares on settlement of accrued interest	14,931	249	-	-	-	-	249
Issue of common shares on public offering	4,500,000	57,348	-	-	-	-	57,348
Share issue costs	-	(4,906)	-	-	-	-	(4,906)
Value of warrants issued with long-term debt	-	-	3,847	-	-	-	3,847
Value of warrants issued to settle obligation to issue warrants	-	-	4,000	-	-	-	4,000
Financing costs incurred	-	-	(307)	-	-	-	(307)
Stock-based compensation	-	-	1,723	523	-	-	2,246
Net loss for the period	-	-	-	-	(24,425)	-	(24,425)
Other comprehensive loss	-	-	-	-	-	(7,472)	(7,472)

Balance, March 31, 2009	32,040,540	311,855	12,319	5,263	(271,885)	3,406	60,958
Issue of common shares on exercise of stock options	39,584	294	-	(108)	-	-	186
Stock-based compensation	-	-	539	66	-	-	605
Net loss for the period	-	-	-	-	(9,189)	-	(9,189)
Other comprehensive income	-	-	-	-	-	(544)	(544)

Balance June 30, 2009 (unaudited)	32,080,124	$312,149	$12,858	$5,221	$(281,074)	$2,862	$52,016

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended
	June 30
	2009	2008
	(unaudited)	(unaudited)
Cash flows from operations:
Loss for the period	$(9,189)	$(3,464)
Items not involving cash:
Depreciation and amortization	519	376
Stock-based compensation expense	605	231
Future income tax recovery	(270)	2,565
Change in deferred lease inducements	(35)	(89)
Gain on sale of investments	-	(3,813)
Joint Venture Partners’ share of net income from joint ventures	577	1,564
Loss from investment accounted for by the equity method	339	80
Accretion of long-term debt	322	-
Changes in non-cash operating working capital:
Accounts receivable	(2,488)	(1,887)
Inventories	(429)	(2,654)
Prepaid expenses	199	141
Accounts payable and accrued liabilities	(5,041)	(511)
Deferred revenue	764	160
Warranty liability	(170)	2,294
	(14,297)	(5,007)
Cash flows from investments:
Purchase of equipment, furniture and leasehold improvements	(55)	(2,349)
Sale / Maturity of short-term investments, net	13,131	15,202
Disposition of long-term investments	-	5,220
Investment in joint venture (note 4(b))	-	(1,500)
Advances on loans receivable	(2,053)	(1,682)
Leasehold inducement	-	325
	11,023	15,216
Cash flows from financing:
Issue of demand instalment loan	-	500
Repayment of demand instalment loan	(336)	(397)
Repayment of other long-term debt	(4)	(30)
Shares issued for cash	186	370
	(154)	443

Effect of foreign exchange on cash and cash equivalents	(2,526)	(186)

Increase (decrease) in cash and cash equivalents	(5,954)	10,466

Cash and cash equivalents, beginning of period	39,043	7,560

Cash and cash equivalents, end of period	$33,089	$18,026

WESTPORT INNOVATIONS INC.
Consolidated Statements of Cash Flows (unaudited) (continued) (Expressed in thousands of Canadian dollars)

	Three months ended
	June 30
	2009	2008
	(unaudited)	(unaudited)

Supplementary information:
Interest paid	$720	$62
Taxes paid	3,729	25
Non-cash transactions:
Purchase of equipment, furniture and leasehold improvements by assumption of capital lease obligation	-	50

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2009 and 2008

1.	Basis of presentation:

The unaudited consolidated balance sheet as at June 30, 2009, the unaudited consolidated statements of operations, comprehensive loss and cash flows for the three months ended June 30, 2009 and 2008 and the unaudited consolidated statement of shareholders’ equity for the three months ended June 30, 2009 have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  The accompanying unaudited consolidated financial statements do not include all information and footnote disclosures required under Canadian generally accepted accounting principles for annual financial statements. Except as described in note 2, these financial statements have been prepared, on a basis consistent with, and should be read in conjunction with, the consolidated financial statements and notes thereto for the fiscal year ended March 31, 2009.

These consolidated financial statements have been presented on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations.  To date, Westport Innovations Inc. (the “Company”) has financed its operations primarily by equity and debt financing, sale of investments, its share of operating cash flow from Cummins Westport Inc. (“CWI”) and margins on the sale of products and parts.  If the Company does not have sufficient funding from internal or external sources, it may be required to delay, reduce or eliminate certain research and development programs and forego acquisition of certain equipment.  The future operations of the Company are dependent upon its ability to produce, distribute and sell an economically viable product to attain profitable operations.

In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at June 30, 2009 and for all periods presented have been included.

The unaudited consolidated financial statements conform in all material respects with accounting principles generally accepted in the United States except as disclosed in note 11.

2.	Accounting policies:

       Goodwill and Intangible Assets:

On April 1, 2009, the Company adopted CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and the recognition, measurement and presentation of intangible assets, including assets developed from research and development activities ensuring consistent treatment of all intangible assets, whether separated acquired or internally developed. The Company adopted this standard on April 1, 2009 but adoption had no impact on the interim consolidated financial statements.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2009 and 2008

2.	Accounting policies (continued):

       Business combinations:

In January 2009, the CICA issued handbook sections 1582 “Business Combinations,” 1601 “Consolidated Financial Statements” and 1602 “Non-controlling interests.”  These sections replace the former Handbook Section 1581 “Business Combinations” and Handbook section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. Handbook section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Handbook sections 1601 and 1602 apply to interim and annual consolidated financial statements for periods beginning on or after January 1, 2011.  The Company is currently assessing the effect these standards may have on its financial statements.

Basis of presentation:

Canada’s Accounting Standards Board has ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011 as permitted by Canadian securities regulatory authorities.  The Company is currently planning to adopt accounting principles generally accepted in the United States of America (“US GAAP”) and adopt IFRS if and when IFRS and US GAAP converge.

3.	Inventories:

	June 30,	March 31,
	2009	2009
	(Unaudited)
Purchased parts	$10,378	$9,976
Assembled parts	2,583	2,051
Work-in-process	839	638
Finished goods	611	1,317
	$14,411	$13,982

During the three months ended June 30, 2009, the Company recorded write-downs to net realizable value of approximately $60 (2008 - $nil) for obsolescence and scrap.  There were no reversals of write-downs recorded in any period presented.

During the three months ended June 30, 2009, the Company recognized $15,235 (2008 - $14,016) related to inventoriable items in cost of sales.

4.	Long-term investments:

	June 30,	March 31,
	2009	2009
	(Unaudited)
Clean Energy Fuels Corp. (a)	$1,846	$1,416
Juniper Engines Inc. (b)	140	479
Other investments	40	40
	$2,026	$1,935

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2009 and 2008

(a)  As at June 30, 2009, the Company owned an approximate 0.4% (March 31, 2009 - 0.4%) interest in Clean Energy Fuels Corp. (“CEFC”), an owner and operator of natural gas refueling facilities.  During the three months ended June 30, 2009, the Company sold nil (2008 - 387,960) shares of CEFC for net proceeds of $nil (2008 - $5,218) resulting in a gain on sale of $nil (2008 - $3,538).  As at June 30, 2009, the Company owned 184,311 shares of CEFC which have been valued at a closing market price of $10.01 per share (US$8.61 per share).

(b) The Company has a 49% interest in Juniper Engines Inc., a jointly controlled company which designs, produces and sells alternative fuel engines in the sub-5 litre class for global applications.

The Company has determined that Juniper is a variable interest entity.  However, the Company is not the primary beneficiary and has accounted for its interest in Juniper using the equity method.

During the three months ended June 30, 2009, the Company recognized a loss of $339 (2008 - $80) as loss from investment accounted for by the equity method.

5.	Long-term debt:

	June 30,	March 31,
	2009	2009
	(unaudited)
Capital lease obligation	$48	$52
Subordinated debenture notes	11,640	11,318
	11,688	11,370
Current portion	17	17

	$11,671	$11,353

On July 3, 2008, the Company completed the sale and issue of 15,000 debenture units of the Company for total gross proceeds of $15,000.  Each debenture unit consists of one unsecured subordinated debenture note in the principal amount of $1 bearing interest at 9% per annum and 51 common share purchase warrants exercisable into common shares of the Company at any time for a period of two years from the date of issue at $18.73.  The Company has the option to redeem the debentures at any time after 12 months and before 18 months from the date of issue at 115% of their principal amount and at 110% of the principal amount after 18 months.  Interest is payable semi-annually and the debentures mature on July 3, 2011.  A total of 771,428 warrants were issued.  Of the $15,000 gross proceeds received, the Company assigned $11,436 to the debenture notes and $3,564 to the warrants based on each instruments’ relative fair value.  The amount assigned to the debenture notes is being accreted to the principal amount using the effective interest rate method over the term to maturity and the warrants are included in other equity instruments.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2009 and 2008

6.	Stock options and other stock-based plans:

	Three months ended		Three months ended
	June 30, 2009		June 30, 2008
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	shares	price	shares	price
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Outstanding, beginning of period	1,136,163	$7.32	1,235,799	$6.96
Granted	-	-	-	-
Exercised	(39,639)	4.69	(66,724)	5.54
Cancelled/expired	(36,844)	16.01	(1,373)	19.87
Outstanding, end of period	1,059,680	$7.08	1,167,702	$7.04

Options exercisable, end of period	716,467	$7.26	765,675	$7.94

       During the three months ended June 30, 2009, the Company recognized $66 (2008 - $157) in stock-based compensation related to stock options.

7.	Other equity instruments:

	June 30,	March 31,
	2009	2009
	(Unaudited)
Value assigned to performance share units (a)	$5,317	$4,778
Value assigned to warrants (b)	7,541	7,541
	$12,858	$12,319

(a) During the three months ended June 30, 2009 and 2008, no performance share units (“PSUs”) were granted and 10,684 were cancelled. As at June 30, 2009, there are 1,719,286 PSUs outstanding of which 597,560 were exercisable.  During the three months ended June 30, 2009, the Company recognized stock-based compensation expense of $539 (2008 - $74) related to PSUs which vested during the period.

        The stock-based compensation associated with the Performance Share Unit Plan and the stock option plan (note 6), is included in operating expenses as follows:

	Three months ended
	June 30
	2009	2008

Research and development	$76	$57
General and administrative	389	98
Sales and marketing	140	76
	$605	$231

Subsequent to June 30, 2009, the Company’s shareholders approved a resolution amending the maximum number of common shares to be issued under the Company’s Stock Option Plan to 5% from 3.72% of issued and outstanding shares upon the exercise of 586,132 vested PSUs.  In order to attain the 5% limit, the Company has implemented a program whereby the Holders of PSUs will exercise their vested PSUs as part of a mandated exercise plan.  In order to compensate the holders for any potential negative tax or other effects, the Company will grant 0.157 options for every vested PSU exercised.  The total number of options approved in relation to the redemption was 92,262.  The options will vest immediately upon issuance.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2009 and 2008

(b)  The value assigned to warrants consists of $3,541 in warrants issued with the debenture units (note 5) and warrants issued to Industry Canada’s Industrial Technologies Office (“TPC”) having a value of $4,000.

8.	Research and development expenses:

Research and development expenses are recorded net of program funding received or receivable.  For the three months ended June 30, 2009 and 2008, the following research and development expenses had been incurred and program funding received or receivable:

	Three months ended
	June 30
	2009	2008

Research and development expenses	$7,144	$7,882
Program funding	(388)	(719)
	$6,756	$7,163

9.	Investment in Joint Ventures:

 (a)  Cummins Westport Inc.:

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of CWI as at and for all periods presented.  From January 1, 2005, Cummins shares equally in the profits and losses of CWI.  However, the Company has determined that CWI is a variable interest entity and that the Company is the primary beneficiary.  Accordingly, the Company continues to consolidate CWI with Cummins’ share of CWI’s income included in “Joint venture partners’ share of income from joint ventures”.

             Assets, liabilities, revenue and expenses of CWI included in the consolidated financial statements of the Company as at and for the periods presented are as follows:

	June 30,	March 31,
	2009	2009
	(Unaudited)
Current assets:
Cash and cash equivalents	$12,422	$17,061
Accounts receivable	2,461	2,101
Loan receivable	12,442	11,234
Inventories	223	-
Prepaid expenses	100	162
Current portion of future income tax assets	4,395	4,451
	32,043	35,009

Future income tax assets	4,853	5,337

Equipment, furniture and leasehold improvements	408	467

	$37,304	$40,813

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2009 and 2008

Current liabilities:
Accounts payable and accrued liabilities	$1,083	$2,171
Current portion of deferred revenue	504	360
Current portion of warranty liability	10,854	11,656
	$12,441	$14,187

Long-term liabilities:
Warranty liability	$9,949	$10,976
Deferred revenue	3,459	3,141
	$13,408	$14,117

The loan receivable above of $12,442 was loaned to Cummins under a demand loan agreement, with interest accruing monthly at the one month prime corporate paper rate.  The loan is unsecured.

	Three months ended
	June 30
	2009	2008
	(Unaudited)	(Unaudited)

Product revenue	$18,004	$21,040
Parts revenue	5,357	4,081
	23,361	25,121

Cost of revenue and expenses:
Cost of revenue	17,274	16,967
Research and development	2,164	1,598
General and administrative	208	442
Sales and marketing	1,750	1,430
	21,396	20,437

Income before undernoted	1,965	4,684

Interest and investment income	56	202

Income before income taxes	2,021	4,886

Income tax expense (recovery):
Current	925	101
Future	(216)	1,551
	709	1,652

Income for the period	1,312	3,234

Joint Venture Partner’s share of net
income from joint venture	(656)	(1,617)

Company’s share of income	$656	$1,617

 (b)  BTIC Westport Inc.:

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of BTIC Westport Inc. (“BWI”), a joint venture with Beijing Tianhai Industry Co., Ltd. of China (“BTIC”) since the Company has determined that BWI is a variable interest entity and that the Company is the primary beneficiary.  Accordingly, the Company consolidates BWI and BTIC’s share of BWI’s income  and losses is included in “Joint venture partners’ share of income from joint ventures”.  For the three months ended June 30, 2009, the Company’s share of loss from BWI was $79 (2008 - $53).

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2009 and 2008

(c)   Joint Venture Partners’ share of net assets of joint ventures:

	June 30,	March 31,
	2009	2009
	(Unaudited)
Cummins Westport Inc. (a)	$11,860	$12,124
BTIC Westport Inc. (b)	400	479
	$12,260	$12,603

10.    Segmented information:

The Company currently operates in one operating segment which involves the research and development and the related commercialization of engines and fuel systems operating on gaseous fuels.  The majority of the Company’s equipment, furniture and leasehold improvements are located in Canada.  For the three months ended June 30, 2009, 49% (2008 - 83%) of the Company’s revenue was from sales in the Americas, 21% (2008 - 7%) from sales in Asia, and 30% (2008 - 10%) sales elsewhere.

11.    Reconciliation to United States generally accepted accounting standards:

The interim consolidated financial statements of the Company as at June 30, 2009 and for the three months ended June 30, 2009 and 2008 have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial reporting. Such principles differ in certain respects from United States (“US GAAP”). For information on material differences between Canadian GAAP and US GAAP, references should be made to note 24, Reconciliation to US Generally Accepted Accounting Principles in the audited consolidated financial statements for the years ended March 31, 2009 and 2008 in the Company’s annual audited consolidated financial statements.

The significant measurement differences listed in the US GAAP Reconciliations that are applicable to the interim consolidated financial statements as at June 30, 2009 and for the three months ended June 30, 2009 and 2008, are as follows:

(a)  Investments:

Under Canadian GAAP and US GAAP, mark  to market adjustments on available for sale securities result in future income tax expense (recoveries) and, for the Company, a corresponding change in the valuation allowance.  The tax expense (recovery) is included in accumulated other comprehensive income (“AOCI”) until the shares are sold at which time the tax expense (recovery) will be included in net loss. For Canadian GAAP, the corresponding change in the future income tax valuation allowance is recognized in net loss for the year but under US GAAP, the change in valuation allowance would be recognized in other comprehensive income.  Accordingly, for US GAAP purposes, future income tax recovery of $54 (2008 - future income tax expense of $1,014) recognized under Canadian GAAP would not be recognized.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2009 and 2008

(b)   Acquired in-process research and development costs:

Under Canadian GAAP, acquired in-process research and development costs are capitalized and amortized to earnings.  For US GAAP purposes, such in-process research and development costs are expensed immediately if there is no alternative use for the research and developments.  Accordingly, amortization of in-process research and development recorded under Canadian GAAP for the three months ended June 30, 2009 and 2008 of $34 and $36, respectively, would not be recognized under U.S. GAAP.  As at June 30, 2009, the carrying value of intellectual property would be reduced by $396 (March 31, 2009 - $430) with a corresponding increase in deficit.

(c)   Joint venture partners’ share of net assets of joint ventures

Under Canadian GAAP, Joint Venture Partners’ share of net assets of joint ventures is recorded as a liability just before shareholders’ equity.  For US GAAP purposes, the Joint Venture partners’ share of net assets of joint ventures is recorded as a component of shareholders’ equity.  As at June 30, 2009, total liabilities under Canadian GAAP would be reduced by $12,260 (March 31, 2009 - $12,603) with a corresponding increase to shareholders’ equity.   The allocation of net income to the parent company and non-controlling interests is presented in the consolidated statement of operations.  At June 30, 2009 under US GAAP, the other comprehensive loss was $1,410 (2008 - $6,022). The non-controlling interest share of other comprehensive loss was $920 (2008 - $77) and the parent company share of other comprehensive loss was $490 (2008 - $5,945).  There were no changes in the Company’s interests in its subsidiary during the three month period ended June 30, 2009 or the year ended March 31, 2009.   A reconciliation of the Joint Venture Partners’ share of net assets in joint ventures is as follows:

Balance, March 31, 2008	$13,983
Joint Venture Partners’ share of net income from joint ventures	4,221
Joint Venture Partners’ share of other comprehensive income	3,659
Dividends paid by Joint Ventures	(9,259)
Balance, March 31, 2009	12,603
Joint Venture Partners’ share of net income from joint ventures	577
Joint Venture Partners’ share of other comprehensive income	(920)
Balance, June 30, 2009	$12,260

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2009 and 2008

(d)   Unamortized debt financing costs

Under Canadian GAAP, unamortized financing costs relating to issuance of the Company’s debenture notes are deducted against the liability on the consolidated balance sheet and amortized using the effective interest rate method. Under US GAAP these unamortized financing costs are reclassified to deferred charges.

(e)   Effect of US GAAP differences:

The effect of the previously discussed accounting differences on total assets, total liabilities and shareholders' equity, net loss, comprehensive loss and loss per share under US GAAP are as follows:

	June 30,	March 31,
	2009	2009
	(Unaudited)
Total assets, Canadian GAAP	$119,307	$135,504
Differences in accounting for:
Intellectual property (b)	(396)	(430)
Unamortized financing costs (d)	729	764

Total assets, US GAAP	$119,640	$135,838

Total liabilities, Canadian GAAP	$67,291	$74,546
Difference in accounting for:
Joint venture partners’ share of net assets of joint ventures (c)	(12,260)	(12,603)
Unamortized financing costs (d)	729	764

Total liabilities, US GAAP	$55,760	$62,707

Shareholders' equity, Canadian GAAP	$52,016	$60,958
Difference in accounting for:
Intellectual property (b)	(396)	(430)
Joint venture partners’ share of net assets of joint ventures (c)	12,260	12,603

Shareholders' equity, US GAAP	$63,880	$73,131

	June 30,	June 30,
	2009	2008
	(Unaudited)	(Unaudited)
Net loss for the period, Canadian GAAP	$(9,189)	$(3,464)
Tax expense (recovery) on realized and unrealized gain on available for sale securities (a)	(54)	1,014
Amortization of intellectual property (b)	34	36

Net loss for the period, US GAAP	$(9,209)	$(2,414)

Other comprehensive loss, Canadian GAAP	(544)	(4,931)
Tax recovery (expense) on realized and unrealized gain on available for sale securities (a)	54	(1,014)
Other comprehensive loss, US GAAP	(490)	(5,945)

Comprehensive income (loss), US GAAP	$(9,699)	$(8,359)

Basic and diluted loss per share, US GAAP	$(0.29)	$(0.09)

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2009 and 2008

There are no differences between Canadian GAAP and US GAAP in total cash flows from operations, investments and financing presented in the consolidated statement of cash flows in any of the years presented.

       (f)   Additional financial information and disclosures required under US GAAP

(i) Warranty liability

              A continuity of the warranty liability is as follows

Balance, March 31, 2008	$9,157
Warranty claims	(9,254)
Warranty accruals	17,105
Change in warranty estimates	4,317
Impact of foreign exchange	3,266
Balance, March 31, 2009	24,591
Warranty claims	(3,342)
Warranty accruals	2,218
Change in warranty estimates	954
Impact of foreign exchange	(1,763)
Balance, June 30, 2009	$22,658

(ii) Stock based compensation

Additional information about stock options granted and the PSUs issued is as follows:

As at June 30, 2009, there are a total of 581,726 unvested PSU’s outstanding with a weighted average grant date fair value of $8.61. The aggregate intrinsic value of the Company’s outstanding and exercisable PSUs was $4,903 and $2,360, respectively, at June 30, 2009.

The aggregate intrinsic value of outstanding and exercisable stock option awards was $3,415 and $1,402, respectively, at June 30, 2009.

The total intrinsic value of options and PSUs exercised for the three months ended June 30, 2009 was $181 (2008 - $791). As at June 30, 2009, $6,145 of compensation cost relating to share-based payment awards has yet to be recognized in results from operations and will be recognized over a weighted average period of four years.

(iii) Fair value of Financial instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of these instruments.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2009 and 2008

The Company’s short- and long-term investments are recorded at fair value except for its interest in Juniper Engines Inc. which is accounted for using the equity method and other investments which are carried at cost (note 4) due to the lack of a readily available market for these securities.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.  The fair values of the Company’s demand instalment loan and short-term debt are not materially different from its carrying value based on market rates of interest.

The carrying value reported in the balance sheets for the subordinated debenture notes (note 5) is recorded at amortized cost using the effective interest rate method and the gross proceeds have been allocated between debt and equity based on the relative fair values of the subordinated debenture notes and the warrants on the issue date.  As at June 30, 2009, the fair value of the subordinated debenture notes is higher than its carrying value by $2,352 based on market interest rates.

       (g)   Adoption of new accounting policies:

In December 2007, the FASB issued Statement of Financial Accounting Standards 141(R), Business Combinations (“SFAS 141(R)”).  The statement broadens the scope of SFAS 141 to all transactions in which an entity obtains control over another entity.  The statement provides further guidance on the recognition of identifiable assets and liabilities and the measurement of goodwill.  The statement was effective for the Company on April 1, 2009 and will only affect future acquisitions.

In December 2007, the FASB issued Statement of Financial Accounting Standards 160 Non-Controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51 (“SFAS 160”).  The statement clarifies the definition of a non-controlling interest, requires non-controlling interests to be presented as part of equity on the balance sheet, changes the way the consolidated income statement is presented and establishes a single method of accounting for a change in a parent’s ownership interest in a subsidiary.  The statement also provides for further disclosures in the consolidated financial statements.  The statement was effective for the Company on April 1, 2009 and the Company has reclassified the amount for Joint Venture Partners’ share of net assets of joint ventures to equity.  The Company has also disclosed additional details on the joint venture partners’ share of other comprehensive income as required under the standard.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133 (“SFAS 161”).  SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities.  FAS 161, was effective for the Company on April 1, 2009.  The new standard did not impact the Company’s financial disclosure or presentation.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2009 and 2008

In May 2008, FASB issued FSP No. APB 14-1, Accounting for Convertible Debt Instruments that may  be Settled in Cash Upon Conversion (Including Partial Settlement), which will change the accounting treatment for convertible debt securities that may settle fully or partly in cash. FSP No. APB 14-1 requires bifurcation of convertible debt securities into a debt component that is initially recorded at fair value and an equity component that represents the difference between initial proceeds from the issuance of the instrument and the fair value allocated to the debt component. The debt component is then subsequently accreted to par value over its expected life. The standard is effective for the Company and must be retroactively applied to all periods presented, even if the instrument has matured, converted or has been otherwise extinguished as of the effective date of the standard. FSP No. APB 14-1 did not have a material effect on the consolidated financial statements at the date of adoption.

In June 2008, FASB ratified EITF No. 07-05, Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock ("EITF 07-05").  EITF 07-05 provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions.  EITF 07-05 was effective for the Company on April 1, 2009 but did not have a material impact on the consolidated financial statements.

In April 2008 the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets,
(“FSP 142-3”) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. This pronouncement requires enhanced disclosures concerning a company’s treatment of costs incurred to renew or extend the term of a recognized intangible asset.  FSP 142-3 was effective for the Company on April 1, 2009 but did not have a material impact on the consolidated financial statements.

 (h)   New accounting pronouncements:

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167 ("SFAS 167"), "Amendments to FASB Interpretation No. 46(R)." SFAS 167 amends the guidance in FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities for determining whether an entity is a variable interest entity and modifies the methods allowed for determining the primary beneficiary of a variable interest entity. In addition, this Statement requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and enhanced disclosures related to an enterprise’s involvement in a variable interest entity. We are required to adopt SFAS 167 in the first quarter of 2010.  The Company is currently in the process of assessing the impact that the statement may have on our financial statements.

The following new accounting standards are effective for interim periods ending on or after June 15, 2009. These prouncements did not have a material impact on the consolidated financial statements.

FSP FAS No. 115-2 and FAS 124-2, Recognition and Presentation of Other-than-Temporary Impairments require entities to separate an other-than-temporary impairment of a debt security into two components when there are credit related losses associated with the impaired debt security for which management asserts that it does not have the intent to sell the security, and it is more likely than not that it will not be required to sell the security before recovery of its cost base.  The amount of the other-than-temporary impairment related to a credit loss is recognized in net income and the amount of other-than-temporary impairment related to other factors is recorded in other  comprehensive income.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2009 and 2008

FSP FAS No. 157-4, Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are Not Orderly, amends SFAS 157 to provide additional guidance on estimating fair value when there has not been a significant decrease in the volume and level of activity for the asset or liability in relation to the normal market activity for the asset or liability. In addition, FSP FAS No. 157-4 provides additional guidance on situations that may indicate that a transaction for the asset or liability is not orderly.

FSP FAS No. 107-1 and ABP 28-1, Interim Disclosures about Fair Value of Financial Instruments, amend FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments and Accounting Principle Board Opinion No. 28, Interim Financial Reporting, to require disclosures about fair value of financial instruments in interim financial statements. The Company has provided the required disclosures in note 11(f)(iii).